                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                  Commission File No.  000-27901

                                                                    Tritel, Inc.
                                                  Commission File No.  000-28435



     On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


    THE FOLLOWING IS A LETTER TO TRITEL EMPLOYEES RELATED TO THE ABOVE NOTED
                                 TRANSACTIONS.


To: Tritel Employees

From: Jerry Vento, CEO of TeleCorp PCS

Date: March 10, 2000

Re: On-site Visit

Congratulations! TeleCorp and Tritel have united to create a powerful new force in telecommunications. Our merger announcement last week signals a new chapter for all of us, as we now become a more significant and important player in the national marketplace. We are now bigger, bolder and brawnier, yet we still have a unique advantage over our competitors: the most talented people in the business - you. On Tuesday, March 14, 2000, Billy and I will be visiting with you in person in Jackson and via conference call in other regions to introduce TeleCorp and share with you some of our thoughts about the merger and our bright future together. I look forward to this exciting opportunity.

When Billy and I started discussing the idea of a merger, we knew it was the right thing to do. The strategic fusion of our contiguous service areas, complemented by our joint expertise and AT&T affiliation made it a natural fit. Our combined assets will amount to licenses to serve 35 million people in 14 states and Puerto Rico, covering 16 of the top 100 markets. Our footprint will stretch from the Great Lakes to the Gulf of Mexico, and we are not done yet.

Our meeting with you on Tuesday is the first step in bringing the companies together. It all starts with an introduction, although I am already acutely aware of your long list of success. The merger will take up to six months to complete, but it is important that we begin communicating now. We have a head start as we have worked closely together as affiliates, we share the same SunCom brand, and our corporate cultures are identical.

While size matters, and we will become the 9th largest carrier in the U.S., what has made each of us so effective in the marketplace is our entrepreneurial spirit and understanding of our local markets. Managers and directors of the new company will continue to be empowered to make decisions, offer innovations and affect changes. All of this focused on delivering a distinguished and superior service offering.

Congratulations again on making the merger such a success and for all of your hard work. It will be an honor for me to work with you, and I know you will feel the same way about the TeleCorp team. Thank you and I look forward to speaking with you on Tuesday.

*A joint proxy statement/prospectus will be filed by TeleCorp PCS, Inc. ("TeleCorp") and Tritel, Inc. ("Tritel") with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp and Tritel with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, MS 39201, Attention: Shareholder Relations, telephone: (601) 914-8000.

EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM TELECORP SHAREHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE COMMISSION BY TELECORP PCS, INC. ON MARCH 10, 2000.